UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Applied Digital Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

038169207

(CUSIP Number)

Wesley Cummins

Applied Digital Corporation

3811 Turtle Creek Blvd., Suite 2100

Dallas, TX 75219

(214) 556-2465

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copies to:

Steven E. Siesser, Esq.

Lowenstein Sandler LLP

1251 Avenue of the Americas

New York, New York 10020

Tel: (212) 204-8688

August 5, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 038169207

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Wesley Cummins
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 23,092,646*
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 23,092,646*
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,092,646*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%*
14.	TYPE OF REPORTING PERSON IN

*See Item 5 for additional information.

Explanatory Note

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission (the “SEC”) on April 21, 2022 (the “Schedule 13D”) and the Amendment No. 1 to the Schedule 13D filed by the Reporting Person with the SEC on December 5, 2022 (the “Amendment No. 1”). Except as specifically provided herein, this Amendment does not modify or amend any of the information previously reported on the Schedule 13D or the Amendment No. 1. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D or the Amendment No. 1, as applicable. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), issued by Applied Digital Corporation (f/k/a Applied Blockchain, Inc.) (the “Issuer”). The Issuer’s principal executive office is located at 3811 Turtle Creek Blvd., Suite 2100, Dallas, TX 75219.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

Wesley Cummins (the “Reporting Person”) is an individual who is the Chairman and Chief Executive Officer of the Issuer, having a principal business address located at c/o Applied Digital Corporation, 3811 Turtle Creek Blvd., Suite 2100, Dallas, TX 75219. During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Person is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented as follows:

From January 12, 2023 to May 17, 2023, B. Riley Asset Management, LLC (“BRAM”), of which the Reporting Person was the President, purchased an aggregate of 605,000 shares of Common Stock on the open market. The aggregate purchase price of the purchases was approximately $1,663,900, paid from working capital of BRAM. These shares of Common Stock are now held by 272 Capital, LLC (“272 Capital”), of which the Reporting Person serves as President. 272 Capital indirectly held 404,233 shares of Common Stock pursuant to a certain Subadvisory Agreement with the investment manager of the relevant fund. On June 18, 2024, the Subadvisory Agreement was terminated (the “Subadvisory Termination”). As a result of the Subadvisory Termination, the Reporting Person ceased having discretionary or voting authority with respect to the 404,233 shares of Common Stock.

From February 5, 2023 to October 4, 2024, the Reporting Person received a net aggregate of 454,125 shares of Common Stock from the vesting of restricted stock units (“RSUs”) and the surrender of shares of Common Stock to the Issuer in connection with tax withholding obligations related to such RSUs.

On April 4, 2023, the Reporting Person received a grant of 600,000 RSUs, of which one-third (1/3) of the RSUs vested on April 4, 2024 and one-sixth (1/6) of the RSUs vested on October 4, 2024, and will further vest on April 4, 2025, October 4, 2025 and April 4, 2026. Such RSUs are not included in the Reporting Person’s beneficial ownership as of the date hereof to the extent such RSUs remain unvested or will not vest within 60 days after the date hereof.

On October 10, 2024, the Reporting Person received a grant of 600,000 RSUs (the “October 2024 Grant”), of which one-third (1/3) of the RSUs vest on October 10, 2025 and one-sixth (1/6) of the RSUs vest on April 10, 2026, October 10, 2026, April 10, 2027, and October 10, 2027. Such RSUs are not included in the Reporting Person’s beneficial ownership as of the date hereof to the extent such RSUs remain unvested or will not vest within 60 days after the date hereof.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated as follows:

As a substantial owner of shares of Common Stock in the Issuer and the Chairman and Chief Executive Officer of the Issuer, the Reporting Person may be able to control the Issuer’s business and influence the corporate activities of the Issuer, and expects in the future to discuss and make decisions in the ordinary course of his duties regarding plans or proposals with respect to the transactions described in clauses (a) through (j) of this Item 4.

On November 27, 2024, the Reporting Person entered into a Stock Purchase Agreement (the “Purchase Agreement”) to sell 200,000 shares of Common Stock at a price per share of $9.20 in connection with a private transaction.

Except for the sale pursuant to the Purchase Agreement described herein, the Reporting Person does not at the present time have any plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except for the acquisition of Common Stock upon the vesting of equity compensation granted to the Reporting Person for service as the Chairman of the Issuer’s board of directors (the “Board”) or service as the Chief Executive Officer of the Issuer;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	Any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)	Any other material change in the Issuer’s business or corporate structure;
(g)	Changes in the Issuer’s Certificate of Incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j)	Any action similar to any of those enumerated above.

Depending on the factors discussed herein, the Reporting Person may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the shares of Common Stock held by the Reporting Person in the open market or in privately negotiated transactions, and/or may distribute shares of Common Stock to be acquired or held by the Reporting Person to other entities. Any actions the Reporting Person might undertake will be dependent upon the Reporting Person’s review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, the Reporting Person’s need for liquidity, and other future developments. Any future acquisitions of Common Stock by the Reporting Person will be subject to the Issuer’s policies, including its insider trading policy, as applicable.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover page of this Amendment and the information set forth in or incorporated by reference in Item 2, Item 3, Item 4 and Item 6 of this Amendment and the Schedule 13D, as applicable, is hereby incorporated by reference in its entirety into this Item 5.

(a)-(b)

As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of an aggregate of 23,092,646 shares of Common Stock, all of which securities he has sole voting and dispositive power, including: (i) 17,590,238 shares of Common Stock held by Cummins Family Ltd, of which the Reporting Person is the Chief Executive Officer, (ii) 3,133,789 shares of Common Stock held directly by the Reporting Person, (iii) 742,166 shares of Common Stock held by the Reporting Person’s individual retirement account, and (iv) 1,626,453 shares of Common Stock held by 272 Capital, of which the Reporting Person is the President. The following RSUs are not included in the Reporting Person’s beneficial ownership as of the date hereof to the extent such RSUs remain unvested or will not vest within 60 days after the date hereof: (i) 500,000 RSUs granted on August 5, 2022, of which one-sixth (1/6) of the RSUs vested on February 5, 2023, August 5, 2023, February 5, 2024, and August 5, 2024, and will further vest on February 5, 2025 and August 5, 2025, (ii) 600,000 RSUs granted on April 4, 2023, of which one-third (1/3) of the RSUs vested on April 4, 2024 and one-sixth (1/6) of the RSUs vested on October 4, 2024, and will further vest on April 4, 2025, October 4, 2025 and April 4, 2026, and (iii) 600,000 RSUs granted on October 10, 2024, of which one-third (1/3) of the RSUs vest on October 10, 2025 and one-sixth (1/6) vest on April 10, 2026, October 10, 2026, April 10, 2027, and October 10, 2027. The Reporting Person’s holdings represent an aggregate of approximately 10.9% of the Issuer’s outstanding shares of Common Stock (based on 211,245,607 shares of Common Stock reported as outstanding as of November 20, 2024 in the Issuer’s Registration Statement on Form S-1/A, filed with the SEC on November 22, 2024).

As of August 5, 2023, the Reporting Person may be deemed to be the beneficial owner of an aggregate of 23,373,171 shares of Common Stock, all of which securities he has sole voting and dispositive power. The Reporting Person’s holdings represented an aggregate of approximately 22.5% of the Issuer’s outstanding shares of Common Stock (based on 103,950,005 shares of Common Stock reported as outstanding as of July 25, 2023 in the Issuer’s Annual Report on Form 10-K, filed with the SEC on August 2, 2023).

As of February 5, 2024, the Reporting Person may be deemed to be the beneficial owner of an aggregate of 23,434,801 shares of Common Stock, all of which securities he has sole voting and dispositive power. The Reporting Person’s holdings represented an aggregate of approximately 19.2% of the Issuer’s outstanding shares of Common Stock (based on 122,044,737 shares of Common Stock reported as outstanding as of January 10, 2024 in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on January 16, 2024).

As of August 5, 2024, the Reporting Person may be deemed to be the beneficial owner of an aggregate of 23,231,996 shares of Common Stock, all of which securities he has sole voting and dispositive power. The Reporting Person’s holdings represented an aggregate of approximately 15.9% of the Issuer’s outstanding shares of Common Stock (based on 146,552,678 shares of Common Stock reported as outstanding as of July 1, 2024 in the Issuer’s Rule 424(b)(5) Prospectus, filed with the SEC on July 9, 2024).

As of October 4, 2024, the Reporting Person may be deemed to be the beneficial owner of an aggregate of 23,292,646 shares of Common Stock, all of which securities he has sole voting and dispositive power. The Reporting Person’s holdings represented an aggregate of approximately 10.9% of the Issuer’s outstanding shares of Common Stock (based on 214,678,114 shares of Common Stock reported as outstanding as of October 3, 2024 in the Issuer’s Registration Statement on Form S-1, filed with the SEC on October 4, 2024).

(c)

There were no transactions by the Reporting Person in shares of Common Stock during the period commencing sixty (60) days prior to August 5, 2023.

There were no transactions by the Reporting Person in shares of Common Stock during the period commencing sixty (60) days prior to February 5, 2024.

Except for the Subadvisory Termination, there were no transactions by the Reporting Person in shares of Common Stock during the period commencing sixty (60) days prior to August 5, 2024.

On August 5, 2024, as the result of previously issued RSUs vesting, the Reporting Person received 83,333 shares of Common Stock, of which 32,792 shares of Common Stock were withheld for tax purposes (collectively, the “August 2024 Vesting”). Except for the August 2024 Vesting, there were no transactions by the Reporting Person in shares of Common Stock during the period commencing sixty (60) days prior October 4, 2024.

On October 4, 2024, as the result of previously issued RSUs vesting, the Reporting Person received 100,000 shares of Common Stock, of which 39,350 shares of Common Stock were withheld for tax purposes (collectively, the “October 2024 Vesting”). Except for the October 2024 Vesting, the October 2024 Grant and the Purchase Agreement, there were no transactions by the Reporting Person in shares of Common Stock during the period commencing sixty (60) days prior to the date hereof.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated as follows:

The disclosure set forth above in Item 4 regarding the Purchase Agreement is incorporated herein and is qualified by reference to the text thereof.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit 1	Stock Purchase Agreement, dated November 27, 2024, by and among Wesley Cummins and the Purchaser named therein.

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:	November 29, 2024
		By:	/s/ Wesley Cummins
Wesley Cummins